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EXHIBIT 99.5

NORANDA ANNOUNCES MAILING OF ISSUER BID AND
TAKE-OVER BID CIRCULARS

Toronto, March 24, 2005 — Noranda Inc. (TSX and NYSE:NRD) today announced that it had mailed an issuer bid circular to its common shareholders and a take-over bid circular to common shareholders of Falconbridge Limited, in connection with Noranda's previously announced issuer bid for up to 63.4 million Noranda common shares and its offer to purchase the common shares of Falconbridge not owned by Noranda. Falconbridge has mailed to its common shareholders a directors' circular in response to Noranda's offer to purchase Falconbridge shares. The issuer bid expires on April 28, 2005 and the take-over bid expires on May 5, 2005.

Where to Find Additional Information about the Transactions

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Noranda has filed the issuer bid circular and take-over bid circular with Canadian securities regulatory authorities and related registration statements with the United States Securities and Exchange Commission and Falconbridge has filed a directors' circular with respect to Noranda's offer to Falconbridge's common shareholders.

Shareholders of Noranda and other investors are urged to read the issuer bid circular and the related registration statement (including the offer to exchange, letter of transmittal and related documents). Shareholders of Falconbridge and other investors are urged to read the take-over bid circular and the related registration statement (including the offer to purchase, letter of transmittal and related documents) and the related directors' circular. These documents, as well as any amendments and supplements to them, and any other relevant documents filed or to be filed with Canadian securities regulatory authorities or the Securities and Exchange Commission, contain important information.

Shareholders may obtain a free copy of the issuer bid circular and take-over bid circular, the related letters of transmittal, the registration statements, the directors' circular, and certain other offer documents at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. In addition, these documents may be obtained free of charge by contacting Noranda at 416-982-7111.

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Noranda is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. The Company's primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries and is listed on The New York Stock Exchange and the Toronto Stock Exchange (NRD). The Company's website can be found at www.noranda.com.

Contacts:

Denis Couture
Vice-President, Investor Relations, Communications and Public Affairs
Noranda Inc.
(416) 982-7020
denis.couture@toronto.norfalc.com
www.noranda.com

Steve Douglas
Executive Vice-President and Chief Financial Officer
(416) 982-3554
Noranda Inc.
steve.douglas@toronto.norfalc.com

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  EXHIBIT 99.5